Exhibit 3.4


                           ARTICLES OF AMENDMENT
                                  TO THE
                         ARTICLES OF INCORPORATION
                            OF LYRIC ENERGY, INC.


           Pursuant to the provisions of the Colorado Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

Article I shall be changed to read in its entirety as follows:

                                    Name

     The name of the corporation shall be: Lyric International, Inc.

Article IV shall be deleted in its entirety and substituted with the following:


                                 ARTICLE IV

                                Capital Stock

     The aggregate number of shares which this corporation shall have authority to issue is two hundred fifty million (250,000,000) shares of $.01 par common stock ("Common Stock") and ten million (10,000,000) share of no par value preferred stock ("Preferred Stock").

     1.     Preferred Stock.

     All shares of Preferred Stock may be issued from time to time in one or more series and for such consideration as the Board of Directors shall determine. Subject to the limitations set forth herein and any limitations then prescribed by law, authority is hereby expressly granted to the Board of Directors to fix by resolution from time to time the designation of such series and the powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof, including, without limitation, the following:

          (a) the designation and number of shares comprising such series, which number may from time to time be decreased by the Board of Directors (but not below the number of such shares then outstanding) or may be increased (unless prohibited by action of the Board of Directors in resolutions creating such series);

          (b) the rate, amount and times at which, and the preferences and conditions under which, dividends shall be payable on shares of such series, including, without limitation, whether such dividends are cumulative or noncumulative and whether the shares of such series participate or do not participate in additional dividends after the payment of preferential dividends with respect to such shares;

          (c) any rights and preferences of the holders of shares of such series upon the liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the corporation, and whether such amounts vary depending upon whether such liquidation, dissolution or winding up is voluntary or involuntary;

          (d) the full or limited voting rights, if any, of the shares of any such series, in addition to voting rights provided by law; and whether or not, under what conditions and with respect to what subject matters, the shares of such series shall be entitled to vote separately as a class;

          (e) any times, terms and conditions upon which the shares of such series may be subject to redemption and the amount, terms, conditions and manner of operation of any purchase, retirement or sinking fund to be provided with respect to the redemption of such shares;

          (f) any rights to convert such shares into, or to exchange such shares for, shares of any other class or classes or of any other series of the same class, including, without limitation, the prices, rates, conversion or exchange and any other terms or conditions applicable to such conversion or exchange;

          (g) any limitations upon the payment of dividends or the making of distributions on or the acquisition or redemption of common stock of any other class of shares subordinate to the shares of such series with respect to the payment of dividends;

          (h) any conditions or restrictions upon the issue of any additional shares on a parity with or superior to the shares of such series; and

          (i) any other relative powers, preferences or rights and any other qualifications, limitations or restrictions with respect to the shares of such series as the Board of Directors may deem advisable and as shall not be inconsistent with the provisions hereof.

     2.     Common Stock

          (a) Dividends. Dividends in cash, property or shares of the corporation may be paid upon the Common Stock, as and when declared by the Board of Directors, out of funds of the corporation to the extent and in the manner permitted by law.

          (b) Distribution in Liquidation. Upon any liquidation, dissolution or winding up of the corporation, and after paying or adequately providing for the payment of all its obligations, and subject to the rights and preferences of any outstanding Preferred Stock, the remainder of the assets of the corporation shall be distributed, either in cash or in kind, pro rata to the holders of the Common Stock.

          (c) Voting Rights; Cumulative Voting. Each outstanding share of Common Stock shall be entitled to one vote and each fractional share of Common Stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting shall not be allowed in the election of Directors of the corporation.

          (d) Denial of Preemptive Rights. No holder of any shares of Common Stock of the corporation, whether now or hereafter authorized, shall have any preemptive or preferential right to acquire any shares or securities of the corporation, including shares or securities held in the treasury of the corporation.


Article VIII shall be deleted in its entirety and substituted with the following:

                                 ARTICLE VIII

                                     Quorum

     At all meetings of shareholders, one-third of the shares of a voting group entitled to vote at such meeting, represented in person or by proxy, shall constitute a quorum of that voting group.


Article XIII shall be added in its entirety as follows:

                                  ARTICLE XIII

                 Limitation of Liability for Directors and Officers

     No Director or Officer of the corporation shall have any personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a Director or Officer; provided that Directors and Officers shall not be exonerated from liability for monetary damages for (a) any breach of the Director's or Officer's duty of loyalty to the corporation or to its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) the payment of distributions in violation of section 7-108-403 of the Colorado Business Corporation Act or (d) any transaction from which the Director or Officer directly or indirectly derived an improper personal benefit.


Article XIV shall be added in its entirety as follows:

                                    ARTICLE XIV

                             Certain Voting Requirements

     With respect to any action to be taken by shareholders of this corporation which pursuant to the Business Corporation Act requires the vote of two-thirds of the outstanding shares of each voting group entitled to vote thereon as a result of the corporation having been in existence on June 30, 1994, the vote required to approve such action shall be the same as the vote which would be required under the Colorado Business Corporation Act to approve such action if the corporation were formed on or after July 1, 1994.